SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34786

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oritani Financial Corp.
370 Pascack Road
Township of Washington, New Jersey 07676

REQUIRED INFORMATION
Oritani Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Oritani Bank Employees' Savings & Profit Sharing plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Oritani Bank Employees' Savings
& Profit Sharing Plan and Trust (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements).
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the
Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the united states of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the
Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of
Year) as of December 31,2017 has been subjected to audit procedures performed in conjunction with the audit of the
Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.  In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PKF O'Connor Davies, LLP

We have served as the Plan's auditor since 2017.

Harrison, New York
June 27, 2018

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
 Oritani Bank Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Oritani Bank Employees' Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2016 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Buchbinder Tunick & Company LLP

Little Falls, New Jersey

June 27, 2017

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
 December 31, 2017 and 2016

	2017	2016
Assets

Investments, at Fair Value
Cash and cash equivalents	$ 468,978	$ 565,241
Interest in common collective trusts	10,031,581	8,294,133
Oritani Financial Corp. Common stock	3,864,562	4,958,438
Total Investments, at Fair Value	14,365,121	13,817,812
Investment, at Contract Value
Reliance Trust Company Stable Value Funds	1,329,009	956,297
Total Investments	15,694,130	14,774,109

Receivables
Employer contribution	7,428	8,212
Employee contribution	19,537	20,631
Notes receivable from participants	393,896	315,242
Other	4,408	5,468
Total Receivables	425,269	349,553

Total assets available for plan benefits	16,119,399	15,123,662

Liabilities
Acquisition payables	5,760	163,200
Total Liabilities	5,760	163,200

Net assets available for plan benefits	$16,113,639	$14,960,462

See accompanying notes to financial statements.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
 Year Ended December 31, 2017 and 2016

	2017	2016
Additions
Investment Income
Net appreciation in fair value of investments	$ 958,631	$ 1,452,699
Interest and dividend income	294,643	318,722
Other income	1,798	--
Total investment income	1,255,072	1,771,421

Contributions
Employer	217,376	203,726
Employee	660,909	585,705
Rollovers	494,026	52,225
Total Contributions	1,372,311	841,656

Total additions	2,627,383	2,613,077

Deductions
Distributions	1,394,892	596,870
Administrative expenses	79,314	89,052
Total deductions	1,474,206	685,922

Net increase in net assets	1,153,177	1,927,155

Net assets available for benefits, beginning of the year	14,960,462	13,033,307

Net assets available for benefits, end of the year	$ 16,113,639	$ 14,960,462

See accompanying notes to financial statements.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016

1.   Description of Plan
The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.  Oritani Bank (the "Bank") is the sponsor of the Plan.
General

 The Plan is a defined contribution employee savings and profit sharing plan covering all eligible employees of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

An employee becomes eligible to participate in the Plan upon completion of 3 consecutive months from the date of their employment during which they complete 250 hours of service. lf a participant does not complete 250 hours of service within their first 3 consecutive months of employment, then an employee will have satisfied the service requirement if they are credited with a year of service.
Contributions
Participants may elect to have up to 75% of their eligible compensation, as defined by the Plan, deducted on a pre-tax,  after-tax or Roth basis.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. A participant may elect to increase, decrease or suspend their contributions according to procedures established by the Bank. There is an annual limit as to the amount that can be contributed that is determined by the lnternal Revenue Code ("Code"). The Plan permits participants to contribute amounts representing distributions from other qualified plans.
The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation upon completion of one year of service and 1,000 hours.
Vesting

 Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings thereon.

Participant Accounts
Each participant's account is credited with the participant's contributions and Bank matching contributions, as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.
Administrative Expenses

 Trustee fees are paid by the Plan.  Certain Plan expenses, such as recordkeeping, auditing, and legal fees, are paid directly by the Bank.  Expenses with respect to participant's accounts are charged to such accounts.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016

Payment of Benefits
Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $1,000; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.
Notes Receivable from Participants
Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Prime Rate (base rate) plus 1%).
Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds, exempt from excise tax, upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to two withdrawals in any calendar year.

2.   Summary of Significant Accounting Policies
Basis of Accounting

 The accompanying financial statements are prepared using the accrual method of accounting.
Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2017 or 2016.
Payment of Benefits

 Benefits are recorded when paid.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition

Investments in employer securities are recorded at their closing price on an established exchange as of December 31, 2017.  Investments in common/collective trusts are valued at their respective net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The Reliance Trust Company Stable Value Fund is a fully benefit responsive investment, which is required to be reported at contract value.  Contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Risks and Uncertainties
The Plan has various investment vehicles, directed by participants.  They are common/collective trusts, direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank, and the Reliance Trust Company Stable Value Fund. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits. The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.
Effects of New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06 ("ASU 2017-06"), "Plan Accounting:  Defined Benefits Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965):  Employee Benefit Plan Master Trust Reporting", which changes the presentation and disclosures for plans that participate in a master trust.  ASU 2017-06 is effective for annual periods beginning after December 15, 2018 and requires retrospective application.  We are currently evaluating the impact the adoption of this new standard will have on the Plan's financial statements.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016

Reclassification
Certain amounts in the December 31, 2016 financial statements have been reclassified to conform to the December 31, 2017 presentation.  Net assets and changes in net assets are unchanged due to these reclassifications.
3.   Investment at Contract Value
The Reliance Trust Company Stable Value Fund (the "Fund" or "RSVT") invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments.  Collectively, these contracts are referred to as investment contracts.
A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants. The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer's general account. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.
A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC.
A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund. The Fund purchases a wrapper contract from an insurance company or other financial services institution. RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.
The Fund one-year total return was 2.56% for 2017 and 2.29% for 2016.
The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Fund's ability to transact at contract value with Plan participants.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016
4.    Fair Value Measurements
ASC 820 Fair Value Measurements and Disclosures establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 Fair Value Measurements and Disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:
Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Investments where fair value is measured using net asset value per share as a practical expedient are not categorized in the fair value hierarchy.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for investments measured at fair value:
•	Oritani Financial Corp. Stock: Valued at the closing price reported on the NASDAQ stock exchange.
•	Common Collective Trust: Valued at the net asset value as a practical expedient, which is used to estimate fair value. The net asset value is based on the fair value of the underlying assets.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believed the valuation methodologies are appropriate and consistent with those used by other market participants, the uses of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016
The following table sets forth by level, with the fair value hierarchy, the Plan's assets at fair value:

	Level 1	Level 2	Level 3	Total Assets

Cash and Cash Equivalents	$ 468,978	-	-	$ 468,978
Oritani Financial Corp. Stock	3,864,562	-	-	3,864,562
Total investments at fair value	$ 4,333,540	-	-	4,333,540
Common collective trusts, measured at NAV				10,031,581
Total investments				$ 14,365,121

December 31, 2016
	Level 1	Level 2	Level 3	Total Assets

Cash and Cash Equivalents	$ 565,241	-	-	$ 565,241
Oritani Financial Corp. Stock	4,958,438	-	-	4,958,438
Total investments at fair value	$ 5,523,679	-	-	5,523,679
Common collective trusts, measured at NAV				8,294,133
Total investments				$ 13,817,812

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.
	Fair	Fair		Redemption
	Value	Value	Unfunded	Frequency (if	Redemption
	12/31/2017	12/13/2016	Commitments	currently eligible)	Notice Period

Common collective trusts	$ 10,031,581	$ 8,294,133	N/A	Daily	Daily

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016

5.   Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 15, 2011, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Code, that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan was restated, as required by law, effective January 1, 2016.  The volume submitter document that it was restated on received IRS approval on March 31, 2014.  Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.
    6.   Plan Termination
The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA.
7.   Party-in-Interest Transactions
The Plan has investments in common stock of Oritani Financial Corp.  Accordingly, these transactions qualify as exempt party-in-interest transactions under ERISA.  Certain administrative functions of the Plan are performed by officers or employees of the Plan Sponsor.  No such officer or employee receives compensation from the Plan.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a exempt party-in-interest transactions under ERISA.  Notes receivable from participants were $393,896 and $315,242 as of December 31, 2017 and 2016, respectively.
A Plan investment is managed by Reliance Trust Company.  Reliance Trust Company is the trustee for the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions under ERISA.
For the years ending 2017 and 2016, the Plan paid $2,645, respectively,  in fees for administrative services provided by Pentegra Retirement Services, which has a Board member who is part of the Bank's management.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2017 and 2016

8.   Reconciliation to Form 5500
Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits as reported in the
Statement of Net Assets Available for Benefits	$ 16,113,639	$ 14,960,462
Contributions receivable	(26,965)	(28,843)
Net assets available for benefits as disclosed in
Form 5500, Schedule H	$ 16,086,674	$ 14,931,619

The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2017 and 2016, to Form 5500:

	2017		2016
	Contributions	Change in Net Assets	Contributions	Change in Net Assets
As disclosed in the financial statements	$ 1,372,311	1,153,177	$ 841,656	1,927,155
Miscellaneous	-	-	(566)	-
Contributions receivable-beginning of year	28,843	28,843	71,005	71,005
Contributions receivable-end of year	(26,965)	(26,965)	(28,846)	(28,846)
As disclosed in Form 5500, Schedule H	$ 1,374,189	$ 1,155,055	$ 883,249	$ 1,969,314

 9.   Subsequent Events

The Bank has evaluated all subsequent transactions and events after the financial statement date through June 27, 2018,  the date the financial statements were available to be issued. Based on this evaluation, the Plan has determined that no subsequent events occurred which would require disclosure in financial statements.

Oritani Bank Employees' Savings & Profit Sharing Plan and Trust
Schedule H, Part IV - Line 4i  Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
 December 31, 2017
		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issue, Borrower	of Interest, Collateral,
(a)	Lessor or Similar Party	Par, or Maturity Value		(d) Cost	(e) Current Value

	Cash and Cash Equivalents

	Collective Short Term Investment Fund	265,357	shares		$265,357
	SSgA Cash US Government Fund	203,621	shares		203,621

	Total Cash and Cash Equivalents				468,978

	Interest in Common/Collective Trusts

*	Reliance Trust Company Stable Value Fund	7,906	units	**	1,329,009

	SSgA Target Retirement 2060 Securities Non-Lending Series Fund	20	units	**	246
	SSgA Target Retirement 2055 Securities Non-Lending Series Fund	498	units	**	9,135
	SSgA Target Retirement 2050 Securities Non-Lending Series Fund	589	units	**	13,725
	SSgA Target Retirement 2045 Securities Non-Lending Series Fund	6,072	units	**	143,080
	SSgA Target Retirement 2040 Securities Non-Lending Series Fund	941	units	**	25,844
	SSgA Target Retirement 2035 Securities Non-Lending Series Fund	23,783	units	**	547,173
	SSgA Target Retirement 2030 Securities Non-Lending Series Fund	8,169	units	**	215,907
	SSgA Target Retirement 2025 Securities Non-Lending Series Fund	12,136	units	**	264,695
	SSgA Target Retirement 2020 Securities Non-Lending Series Fund	14,797	units	**	348,286
	SSgA Target Retirement 2015 Securities Non-Lending Series Fund	148	units	**	2,780
	SSgA Aggressive Strategic Balanced Securities LSF	17,753	units	**	475,861
	SSgA Conservative Strategic Balanced Securities LSF	5,719	units	**	150,596
	SSgA Russell Large Cap Growth Index Securities NLSF	18,079	units	**	560,618
	SSgA Russell Large Cap Value Index Securities NLSF	19,820	units	**	523,163
	SSgA Long US Treasury Index Securities NLSF	27,487	units	**	474,197
	SSgA Moderate Strategic Balanced Securities LSF	8,436	units	**	230,930
	SSgA Nasdaq 100 Index Securities NLSF	12,247	units	**	537,395
	SSgA Daily EAFE Index Non-Lending Series Fund	10,736	units	**	225,279
	SsgA S&P Flagship NLFS	54,188	units	**	2,830,627
	SSgA S&P MidCap Index Securities NLSF	19,276	units	**	1,518,109
	SSgA Russell Small Cap Index Securities NLSF	6,536	units	**	332,803
	SSgA REIT Index Securities NLSF	4,017	units	**	212,725
	SSgA Target Retirement Income Non-Lending Series	629	units	**	10,909
	SSgA Bond Index Fund	27,098	units	**	377,498

	Total Interest in Common/Collective Trusts				10,031,581

	Investment in Employer Securities
*	Oritani Financial Corp. Stock	235,644	shares		3,864,562

	Notes Receivable from Participants***				393,896

					$ 16,088,026
* Represents a party-in-interest transaction as defined by ERISA.
** Cost omitted for participant directed investments
*** Interest is 4.25% to 5.25% and maturity dates ranging from January 2018 to August 2031
See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN

Date: June 27, 2018	By:	/s/ Kevin J. Lynch
Kevin J. Lynch
President

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PKF O'Connor Davies, LLP
23.2	Consent of Buchbinder Tunick & Company LLP